                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. ...)*


                          MetroCorp Bancshares, Inc.
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                              (Name of Issuer)


                    Common Stock $1.00 Par Value Per Share
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                       (Title of Class of Securities)


                               591650 10 6
                     ----------------------------------
                              (CUSIP Number)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591650 10 6                 13G                     Page 2 of 5 Pages
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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     SHOU CHIUN TING

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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)  / /
                                                         (B)  / /
     NONE
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 3   SEC USE ONLY

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 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     TAIWAN ROC

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 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                       203,692
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH:                       168,076
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                    203,692
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                    168,076
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 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               371,768
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                 5.3%
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12   TYPE OF REPORTING PERSON*
          IN
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                                    ITEM 1(a)

Name of issuer: The name of the issuer is MetroCorp Bancshares, Inc. ("Bancshares").

                                    ITEM 1(b)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036.

                                    ITEM 2(a)

Name of person filing:  The reporting person is Shou Chiun Ting.

                                    ITEM 2(b)

Address or principal business office or, if none, residence: The address of Shou Chiun Ting is 15 Thornhill Oaks, Houston, Texas 77015.

                                    ITEM 2(c)

Citizenship:  Shou Chiun Ting is a citizen of Taiwan ROC.

                                    ITEM 2(d)

Title of class of securities: The class of securities of Bancshares owned beneficially by Shou Chiun Ting is common stock, $1.00 par value (the "Common Stock").

                                    ITEM 2(e)

CUSIP Number:  591650 10 6

                                     ITEM 3

Not applicable

                                     ITEM 4

Ownership:

(a) The amount of securities beneficially owned by Shou Chiun Ting is 371,768 shares of Common Stock, which includes 168,076 shares held of record by Luxor Holding Corporation, over which Mr. Ting has voting and investment control.

(b) The percent of the class of Common Stock beneficially owned by Shou Chiun Ting is 5.3%.

(c) Shou Chiun Ting has the sole power to vote or to direct the vote of 203,692 shares of the Common Stock, the shared power to vote or direct the vote of 168,076 shares of Common Stock, the sole power to dispose or to direct the disposition of 203,692 shares of the Common Stock and the shared power to dispose or to direct the disposition of 168,076 shares of the Common Stock.

                                    ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                    ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                    ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                    ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                    ITEM 9

Notice of Dissolution of Group:  Not applicable

                                    ITEM 10

Certification:  Not applicable

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 10, 1999
                                       ----------------------------------------
                                       (Date)


                                       /s/ Shou Chiun Ting
                                       ----------------------------------------
                                       (Signature)


                                       Shou Chiun Ting
                                       ----------------------------------------
                                       (Name/Title)